Filed pursuant to Rule 424(b)(3)
File No. 333-240261

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated July 16, 2021

to

Prospectus dated March 2, 2021

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated March 2, 2021 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 37 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of August 1, 2021;

•	to disclose the calculation of our June 30, 2021 net asset value (“NAV”) per share for all share classes; and

•	to provide other updates to our portfolio and our business.

August 1, 2021 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of August 1, 2021 (and repurchases as of July 30, 2021) is as follows:

Transaction Price (per share)
Class S	$25.2524
Class T	$25.0347
Class D	$25.0654
Class M	$25.1245
Class I	$24.5087
Class F*	$25.0641
Class Y*	$24.4705

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The August 1, 2021 transaction price for each of our share classes is equal to such class’s NAV per share as of June 30, 2021. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since June 30, 2021 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

June 30, 2021 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for June 30, 2021.

The following table provides a breakdown of the major components of our total NAV as of June 30, 2021 (dollar amounts in thousands):

Components of NAV	June 30, 2021
Loans receivable	$1,622,638
Mortgage-backed securities held-to-maturity	37,585
Mortgage-backed securities available-for-sale, at fair value	19,655
Cash and cash equivalents	13,318
Restricted cash	18,684
Other assets	4,549
Collateralized loan obligation, net of deferred financing costs	(963,779)
Repurchase agreements payable, net of deferred financing costs	(201,929)
Credit facility payable	(35,000)
Accrued stockholder servicing fees(1)	(222)
Other liabilities	(8,397)

Net asset value	$507,102

Number of outstanding shares	20,264,259

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of June 30, 2021, we accrued under GAAP $23,741 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of June 30, 2021 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$254,286	$32,780	$15,065	$60,004	$99,936	$22,845	$22,186	$507,102
Number of outstanding shares	10,069,874	1,309,393	601,105	2,388,258	4,077,626	911,445	906,648	20,264,259

NAV per Share as of June 30, 2021	$25.2524	$25.0347	$25.0654	$25.1245	$24.5087	$25.0641	$24.4705

Portfolio update

Investment activity in June was strong as we closed on $263 million in new loan originations which included:

•

Four suburban multifamily properties: The first loan was backed by a mid-rise building in a mixed-use development in McKinney, TX, approximately 25 minutes north of the Dallas CBD. The second loan was backed by an amenity rich two-story garden-style property in suburban Atlanta that is nearly 98% occupied. Two other loans were backed by well-occupied garden-style properties in Everett, WA, both located near a major Boeing factory.

•

Four urban multifamily properties: Three of the loans were backed by garden-style properties in higher-growth sunbelt regions (two of which are in Austin, TX; the third is in Tallahassee, FL). The fourth loan was backed by a portfolio of properties throughout the Midway and South Side neighborhoods of Chicago.

Our portfolio remains well diversified by geography and property type with a focus on COVID-resilient originations since Q1 2020. Multifamily and industrial represented well over half of the portfolio (58.8%) as of June 30, 2021, while hospitality and retail comprised just 8.1%.

The pipeline for new deal activity in July remains strong, backed by a diverse mix of what we believe to be COVID-resilient properties. Additionally, the short-term nature of our typical loan allows us to regularly adjust the portfolio to current market conditions. As of June 30, 2021, approximately 71% of our portfolio consisted of investments sourced after July 2020.